The New York Stock Exchange hereby notifies the SEC
 of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 20, 2010, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on March 15, 2009.

Pursuant to the terms of the Rights of Central Pacific
Financial Corp., the Rights expired and became null and void on March 15, 2009.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended from trading on March 16, 2009.